Resolution on Granting the Stock Option Rights at the Extraordinary General Meeting of
Shareholders

1. Grantees : A total of 59 persons (22 officers and 37 employees)

2. Type and number of shares newly granted : A total of 3,350,000 registered common shares
(Total number of shares granted : 11,511,528 registered common shares)

3. Conditions for exercise
- Exercise period : From November 17, 2008 to November 16, 2013
- Exercise price : Max (KRW 6,400, market price)

4. Method of granting : Issue of new shares, transfer of treasury stock or stock appreciation rights (the compensation of difference between the exercise price and the market price at the time of exercising the rights)

5. Granting date : November 16, 2006

6. Others
- Exercise price : Max (KRW 6,400, market price)
* Market price : SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3
- Adjustment of exercise price : Any adjustment of exercise price in case of rights issue, stock dividend, conversion of reverse into capital, conversion of convertible bonds, rights issue through the exercise of preemptive rights, stock split/consolidation, or merger, shall be made as decided by the BOD.
- The procedures for stock option exercise, any special treatment applicable to retirement or resignation etc. due to death or the age limit, etc. shall be subject to relevant Korean laws and regulations, and the Company’s internal regulations.
- The Representative Director shall be authorized to finalize and sign agreements on stock option grant in accordance with relevant Korean laws and regulations.
- Those with stock option granted on December 16, 2004(the 4th grant) and March 25, 2005(the 5th grant) shall be entitled to the stock option to be granted as of Nov. 16, 2006 on the condition that they voluntarily waive the 4th/5th stock option.

[Stock Option Rights to Be Granted in Detail]

Grantee	Relations with the company	Number of shares to be delivered		Remark*

		Type of shares	Number of shares

	Non-registered
Kim, Tae-Hyun	officer	Common Stock	250,000	—

	Non-registered
Dominic Gomez	officer	Common Stock	350,000	—

	Non-registered
Mark Pitchford	officer	Common Stock	250,000	—

	Non-registered
Hong, Soon-Man	officer	Common Stock	75,000	—

	Non-registered
Marshall Cochrane	officer	Common Stock	100,000	—

	Non-registered
Oh, Sang-Hwan	officer	Common Stock	100,000	15,000

	Non-registered
Lee, Suck-Ho	officer	Common Stock	100,000	25,000

	Non-registered
Choi, Myung-Hun	officer	Common Stock	100,000	25,000

	Non-registered
Ko, Myung-Ju	officer	Common Stock	100,000	—

	Non-registered
Cho, Young-Wan	officer	Common Stock	100,000	75,000

	Non-registered
Min, Kyung-Yu	officer	Common Stock	25,000	—

	Non-registered
Kim, Yeon-Ho	officer	Common Stock	25,000	—

	Non-registered
Jun, Byung-Hoon	officer	Common Stock	75,000	15,000

	Non-registered
Park, Gab-Jae	officer	Common Stock	75,000	—

	Non-registered
Nam, Gye-In	officer	Common Stock	75,000	10,000

	Non-registered
Lee, Jae-Seok	officer	Common Stock	75,000	3,300

	Non-registered
Park, Min-Hyok	officer	Common Stock	75,000	10,000

	Non-registered
Chung, Hyung-Jae	officer	Common Stock	75,000	10,000

	Non-registered
Lee, Ho-Joon	officer	Common Stock	75,000	—

	Non-registered
Rhee, Baeky	officer	Common Stock	75,000	—

	Non-registered
Sohn, Yi-Hang	officer	Common Stock	75,000	25,000

	Non-registered
Kang, Ki-Sun	officer	Common Stock	75,000	10,000

Lee, Sang-Heon	Employee	Common Stock	50,000	10,000

Jeon, Joong-In	Employee	Common Stock	50,000	10,000

Park, Young-Kun	Employee	Common Stock	50,000	10,000

Jung, Jin-Ha	Employee	Common Stock	50,000	10,000

Chung, Sang-Hoon	Employee	Common Stock	25,000	3,000

Lee, Joo-In	Employee	Common Stock	25,000	3,200

Kim, Duk-Il	Employee	Common Stock	25,000	2,500

Choi, Bong-Gil	Employee	Common Stock	25,000	2,900

Kim, Il	Employee	Common Stock	25,000	3,500

Kim, Yun-Ho	Employee	Common Stock	25,000	10,000

Kim, Jae-Yong	Employee	Common Stock	25,000	3,100

Lee, Young-Ho	Employee	Common Stock	25,000	2,700

Bang, Bum-Sun	Employee	Common Stock	25,000	3,200

Cho, Kyoung-Rae	Employee	Common Stock	25,000	3,100

An, Weon-Gyu	Employee	Common Stock	25,000	2,700

Yang, Seung-Cheon	Employee	Common Stock	25,000	10,000

Choi, Chang-Sik	Employee	Common Stock	25,000	10,000

Yang, Bon-Suk	Employee	Common Stock	25,000	10,000

Lee, Byeong-Min	Employee	Common Stock	25,000	10,000

Ha, Kyoo-Jin	Employee	Common Stock	25,000	3,100

Lee, Nam-Youn	Employee	Common Stock	25,000	10,000

Lee, Kang-Ik	Employee	Common Stock	25,000	3,400

Lee, Woo-Hyung	Employee	Common Stock	25,000	2,800

Kim, Chan-Won	Employee	Common Stock	25,000	3,100

Choi, Byung-Hwan	Employee	Common Stock	25,000	2,800

Choi, Yong-Seok	Employee	Common Stock	25,000	10,000

Wui, Sung-Uk	Employee	Common Stock	25,000	3,100

Shin, Chang-Hwan	Employee	Common Stock	25,000	3,400

Noh, Sung-Goo	Employee	Common Stock	25,000	—

Kim, Ok-Soo	Employee	Common Stock	25,000	3,300

Kim, Jae-Hyun	Employee	Common Stock	25,000	10,000

Lee, Young-Il	Employee	Common Stock	25,000	10,000

Park, Hee-Man	Employee	Common Stock	25,000	10,000

Ban, Chong-Seop	Employee	Common Stock	25,000	10,000

Yu, Weon-Tack	Employee	Common Stock	25,000	3,100

Kim, Ki-Tae	Employee	Common Stock	25,000	10,000

Shin, Hyun-Seung	Employee	Common Stock	25,000	—

Total (59 Persons)			3,350,000	441,300

• Remark refers to the number of stock options granted on December 16, 2004(the 4th grant) and March 25, 2005(the 5th grant).